SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                        ----------------------------
                                Schedule TO
                             (Amendment No. 2)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   Of the Securities Exchange Act of 1934
                                    and
                                Schedule 13D
                             (Amendment No. 1)
                 Under the Securities Exchange Act of 1934
                        ----------------------------
                        The DeWolfe Companies, Inc.
                     (Name of Subject Company (Issuer))
                        ----------------------------
                       Timber Acquisition Corporation
                              NRT Incorporated
                            Cendant Corporation
                    (Name of Filing Persons (Offerors))
                        ----------------------------
                  Common Stock, par value $0.01 per share
                     (Titles of Classes of Securities)
                        ----------------------------
                                 252115100
                   (CUSIP Number of Class of Securities)
                        ----------------------------
                             Eric J. Bock, Esq.
           Executive Vice President, Law and Corporate Secretary
                            Cendant Corporation
                             9 West 57th Street
                          New York, New York 10019
                               (212) 413-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of the Filing Persons)
                        ----------------------------
                                 Copies to:

       Thomas W. Greenberg, Esq.                              Kenneth D. Hoffert, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP             Senior Vice President and General Counsel
           Four Times Square                                      NRT Incorporated
        New York, New York 10036                                 339 Jefferson Road
             (212) 735-3000                                 Parsippany, New Jersey 07054
                                                                          (973) 240-5000

                         CALCULATION OF FILING FEE
======================================|========================================
      Transaction Valuation*          |               Amount of Filing Fee**
--------------------------------------|----------------------------------------
          $149,497,774                |                     $13,754
======================================|========================================
* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 5,730,225 shares of common stock of The DeWolfe Companies, Inc. (based on the number of shares outstanding as of July 31, 2002) at the tender offer price of $19.00 per share of common stock. The transaction value also includes the offer price of $19.00 less $6.068, which is the weighted average exercise price of outstanding options, multiplied by 3,141,316, the estimated number of options outstanding.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals
     92/1,000,000 of 1% of the transaction valuation.
|x| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of filing.

         Amount Previously Paid:     $13,754         Filing Parties:   Timber Acquisition Corporation, NRT
                                                                       Incorporated and Cendant Corporation
         Form or Registration No.:  Schedule TO      Date Filed:       August 14, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|x|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|x|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |x|




-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cendant Corporation
-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                   (b) [_]
-------------------------------------------------------------------------------
3.        SEC USE ONLY
-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC; OO
-------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                        [_]
-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                                7.      SOLE VOTING POWER

                                        None
   NUMBER OF                    -----------------------------------------------
    SHARES                      8.      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                             5,658,279
     EACH                       -----------------------------------------------
   REPORTING                    9.      SOLE DISPOSITIVE POWER
    PERSON
     WITH                               None
                                -----------------------------------------------
                                10.     SHARED DISPOSITIVE POWER

                                        5,658,279
-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,658,279
-------------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]
-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          98.6%
-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NRT Incorporated
-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                   (b) [_]
-------------------------------------------------------------------------------
3.        SEC USE ONLY
-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          AF
-------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                        [_]
-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                                7.      SOLE VOTING POWER

                                        None
   NUMBER OF                    -----------------------------------------------
    SHARES                      8.      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                             5,658,279
     EACH                       -----------------------------------------------
   REPORTING                    9.      SOLE DISPOSITIVE POWER
    PERSON
     WITH                               None
                                -----------------------------------------------
                                10.     SHARED DISPOSITIVE POWER

                                        5,658,279
-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,658,279
-------------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]
-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          98.6%
-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Timber Acquisition Corporation
-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                   (b) [_]
-------------------------------------------------------------------------------
3.        SEC USE ONLY
-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          AF
-------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                        [_]
-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
-------------------------------------------------------------------------------
                                7.      SOLE VOTING POWER

                                        None
   NUMBER OF                    -----------------------------------------------
    SHARES                      8.      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                             5,658,279
     EACH                       -----------------------------------------------
   REPORTING                    9.      SOLE DISPOSITIVE POWER
    PERSON
     WITH                               None
                                -----------------------------------------------
                                10.     SHARED DISPOSITIVE POWER

                                        5,658,279
-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,658,279
-------------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]
-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          98.6%
-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------


         This Amendment No. 2 ("Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission (the "SEC") on August 14, 2002, relating to the tender offer by Timber Acquisition Corporation, a Massachusetts corporation ("Purchaser") and wholly owned subsidiary of NRT Incorporated ("Parent") and an indirect subsidiary of Cendant Corporation ("Cendant"), to purchase the outstanding shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of The DeWolfe Companies, Inc., a Massachusetts corporation (the "Company"), at a purchase price of $19.00 per share, net to the seller in cash, without interest thereon. This Amendment also constitutes Amendment No. 1 to the Statement on Schedule 13D initially filed with the SEC on August 22, 2002, with respect to the acquisition by Purchaser of beneficial ownership of the Shares. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Schedule TO or in the Offer to Purchase attached as Exhibit (a)(1)(A) thereto.

Item 8.  Interest in Securities of the Subject Company.

         Item 8 of the Schedule TO is hereby amended and supplemented to add to the end thereof the following:

         "The Offer expired at 12:00 midnight, New York City time, on Wednesday, September 11, 2002. Based on information provided by the Depositary to Cendant, Parent and Purchaser, as of the expiration of the Offer, a total of 5,658,279 Shares, representing approximately 98.6% of Company's issued and outstanding Shares (based on information provided by the Company's transfer agent that there were 5,739,144.9 Shares outstanding on such date), were validly tendered and not withdrawn, including 32,660 Shares tendered pursuant to notices of guaranteed delivery. On September 12, 2002, Purchaser accepted for purchase and payment all Shares validly tendered and not withdrawn pursuant to the Offer and issued a press release to that effect. A copy of such press release is attached hereto as Exhibit
(a)(i)(N) and is incorporated herein by reference.

         As soon as practicable following the payment for the Shares tendered in the Offer, Parent intends to cause the Company to be merged with and into Purchaser as a Short-Form Merger without a vote of stockholders of the Company. In connection with such Merger, all outstanding Shares not validly tendered in the Offer (other than Shares held by the Company, Parent or any of their subsidiaries and other than Shares which are entitled to and properly exercise appraisal rights) will be converted into the right to receive $19.00 per share in cash, without interest."

Item 12. Exhibits

         Item 12 of the Schedule TO is hereby amended and supplemented to add to the end thereof the following exhibit:

"(a)(1)(N): Press Release, dated September 12, 2002, issued by Parent."



                                 SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2002


                                            TIMBER ACQUISITION CORPORATION


                                            By: /s/ Thomas J. Freeman
                                                -------------------------------
                                            Name:  Thomas J. Freeman
                                            Title: Senior Vice President and
                                                   Assistant Treasurer


                                            NRT INCORPORATED


                                            By: /s/ Thomas J. Freeman
                                                -------------------------------
                                            Name:  Thomas J. Freeman
                                            Title: Senior Vice President


                                           CENDANT CORPORATION


                                            By: /s/ Eric J. Bock
                                                -------------------------------
                                            Name:  Eric J. Bock
                                            Title: Executive Vice President, Law
                                                   and Corporate Secretary